

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Joseph Cutillo
Chief Executive Officer
STERLING CONSTRUCTION CO INC
1800 Hughes Landing Blvd.
Suite 250
The Woodlands, TX 77380

> **Re: STERLING CONSTRUCTION CO INC**
> **Form S-3**
> **Filed May 5, 2020**
> **File No. 333-238001**

Dear Mr. Cutillo :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexandra C. Layfield, Esq.